MOUNT KELLETT

April 26, 2012

The Board of Directors
Baja Mining Corp.
50-200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6
Attention: Giles Baynham, Chairman

Gentlemen:

Mount Kellett Capital Management LP, on behalf of Mount Kellett Master Fund II-A, L.P., the largest shareholder of Baja Mining Corp., has monitored with deep concern the recent announcements by the Company concerning both the projected $246 million cost overrun for the Company's Boleo project (or a total of $438 million after exhausting $192 million of existing contingency and cost overrun facilities) and the resignation of four of the Company's seven directors (totaling six resignations in just over twelve months).

On April 23, 2012, less than three weeks from the contested Special Meeting, the lack of governance and management at Baja were dramatically exposed for all to see. The cost overruns are egregious and unexpected in light of Baja's public disclosure record and particularly its benign update press release of March 28, 2012, that buoyed shareholders with the false appearance of solid management of the Boleo project. We cannot accept that management only learned about cost overruns totaling $438 million in the last few days. The credibility of the board and management, already tarnished, has been utterly destroyed by the actions of your chief executive officer, a destruction that has been confirmed by two of your former directors who issued the extraordinary public statement that "[in] light of recent developments, [...] [they] are no longer confident that [they] can ensure the level of good governance and oversight that the Shareholders of the Company have the right to expect from [them]."

Call for Resignation of John Greenslade and Reconstituted Board

Like the overwhelming majority of our fellow shareholders, we have no confidence in John Greenslade. Today, we have publically called for Mr. Greenslade to resign immediately as a director and officer of the Company. We also call on the remaining directors of the Board to reconstitute the Board to include Messrs. Lorie Waisberg and Stephen Lehner, our two nominees at the April 3 shareholders meeting, as well as to appoint two experienced independent directors satisfactory to Mount Kellett and other significant shareholders.

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We reject as wholly inadequate to the circumstances the proposal by Mr. Greenslade that Mount Kellett appoint a single non-employee director to the Board. We note that at least five of the six independent directors who have resigned from the Baja Board in the last twelve months have indicated that they were unable to work with Mr. Greenslade.

Demand for Full Disclosure

In addition to a wholesale change in governance, Baja shareholders immediately need more information so as to better evaluate the Company's situation. Accordingly, we call on the Board to release publicly the following information on the Boleo project cost overruns so that the Company's shareholders and analysts can understand whether the $438 million cost overrun projection is a conservative one – or just the beginning of cost overruns on a project dangerously out of control:

Any and all detailed engineering reports prepared by ICA Fluor and any other independent consultants;

The definitive forecast of the cost to complete and the definitive cost analysis referenced in the Company's March 28 press release;

The details of the review referenced in the Company's April 23 press release;

All materials presented to the board of directors relating to the foregoing, including presentations, letters from directors seeking additional materials, management's response to those letters, and all supporting materials; and

All presentations, financial models and other materials presented to the Ex-Im Bank, the Export Bank of Canada, the Korean Development Bank, commercial lenders, members of the Korean investment syndicate, Endeavour Financial and prospective financing partners since January 1, 2012.

The Board is Accountable

With its obvious disclosure, governance and management failings, and with the scheduled Annual General Meeting just weeks away, the current Board lacks the mandate to take steps that will bind the Company and its shareholders. We caution the existing Board not to take any precipitous action that would constitute a further breach of its fiduciary duties to shareholders. In particular, we caution the Board that we intend to oppose – and to hold the Board accountable -- if it proposes to take or takes any of the following actions:

MOUNT KELLETT

Postponing the Company's Annual General Meeting, currently scheduled for June 21, at a time when the Company desperately needs shareholder input on corporate governance – a postponement that we have already opposed at the Toronto Stock Exchange;

Stacking the board with additional, conflicted "friends of Greenslade";

Engaging in any dilutive stock issuances without affording all shareholders a right to participate;

Selling a stake in the Boleo project without a shareholder vote; or

Rewarding insiders with additional contracts or benefits, such as the consulting agreement that we understand the Board recently awarded to Gerald Prosalendis in connection with his resignation from the Board.

We Renew Our Offer of Financial Support

We have offered potential financial support to the Company, either alone or in conjunction with other investors, as a component of a comprehensive solution to the Company's financial and corporate governance issues. Given our substantial prior analysis of the Boleo project, our large investment in the Company and our committed capital base, we would be able to move quickly to complete our diligence and assist the Company. Although our offer of support has to date been rebuffed, we renew it again in this letter. The objective of the Board must be to find a solution to the Company's problems that is in the best interest of all shareholders, not in the best interest of incumbent management.

Sincerely,

Jonathan Fiorello
Chief Operating Officer